Exhibit 99.1

ReneSola Announces $250 Million Registered Direct Offering of ADSs

Stamford, CT, January 25, 2021 – ReneSola Ltd (“ReneSola Power” or the “Company”) (NYSE: SOL), a leading fully integrated solar project developer, today announced that it entered into securities purchase agreements with several institutional investors for the purchase and sale of 10,000,000 of American Depositary Shares (ADSs), each representing ten (10) ordinary shares, at a purchase price of $25.00 per ADS, in a registered direct offering.  The registered direct offering is expected to close on or about January 27, 2021, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds from the registered direct offering are expected to be $250.0 million before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds to expand its solar project pipeline (including combined solar/storage initiatives), to fund possible strategic acquisitions, and to meet general working capital needs.

The securities described above are being offered pursuant to a "shelf" registration statement (File No. 333-252137) filed with the Securities and Exchange Commission (SEC) on January 15, 2021 and declared effective on January 25, 2021. Such securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the offering of the securities will be filed with the SEC. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the offering of the securities may be obtained, when available, on the SEC's website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by e-mail: placements@hcwco.com or by telephone: (646) 975-6996.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor there any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across a number of regions where the solar power project markets are growing rapidly, and can sustain that growth due to improved clarity around government policies. The Company's strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York.

Forward-Looking Statements

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to our ability to complete the registered direct offering and satisfy the closing conditions related to the offering, the intended use of net proceeds from the registered direct offering, the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future, except as required by law.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com